As filed with the Securities and Exchange Commission on March 15, 1999

                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20459

                              AMENDMENT NUMBER 1 TO
                                  SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT

                         (Pursuant to Section 13(e)(1) of
                       the Securities Exchange Act of 1934)

                            NATIONAL BANKSHARES, INC.
                                 (Name of Issuer)

                            NATIONAL BANKSHARES, INC.
                       (Name of Person(s) Filing Statement)

                          COMMON STOCK, $2.50 PAR VALUE
                          (Title of Class of Securities)

                                    634865109
                      (CUSIP Number of Class of Securities)



       James G. Rakes                              With Copies to:
          Chairman                       Douglas W. Densmore and Hugh B. Wellons
President & Chief Executive Officer             Flippin, Densmore, Morse,
   National Bankshares, Inc.                       Rutherford & Jessee
100 South Main Street, P.O. Box 90002      1800 First Union Tower, Drawer 1200
     Blacksburg, VA 24062                          Roanoke, VA  24006
        (540) 951-6236                               (540) 510-3000



                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications
                  on Behalf of the Person Filing the Statement)



                                  March 15, 1999
                        (Date Tender Offer First Published,
                        Sent or Given to Security Holders)





                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

          Transaction Valuation*             Amount of Filing Fee

--------------------------------------------------------------------------------
          $ 5,600,000.00                            $1,120

* For purposes of calculating fee only. Assumes the purchases of 200,000 shares at $28.00 per share.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:         $1,120
Form or Registration No.:       Schedule 13E-4
Filing Party:                   National Bankshares, Inc.
Date Filed:                     March 15, 1999

     This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 filed March 15, 1999 by National Bankshares, Inc. (the "Company"), a Virginia corporation, relating to the offer by the Company to purchase up to 200,000 shares (or such lesser number of shares as are properly tendered) of its common stock, $2.50 par value (the "Shares"), at a price of $28.00 per Share, net to the seller in cash, all upon the terms and subject to the conditions set forth in the offer to purchase, dated March 15, 1999 (the "Offer to Purchase"), as amended hereby, and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2) to the Issuer Tender Offer Statement on Schedule 13E-4 dated March 15, 1999.

     Only those items of the Issuer Tender Offer Statement on Schedule 13E-4 that are amended and supplemented hereby are included herein. Capitalized terms used herein but not otherwise defined shall have the meanings assigned to such terms in the Offer to Purchase.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

     Item 9(a)(1) of the Statement, Form of Offer to Purchase dated March 15, 1999, is hereby amended and supplemented to reflect changes in the text of
Section 8 of the Offer to Purchase. Section 8 of the Offer to Purchase is deleted and the following inserted in its place (actual changes from previous draft underlined):

8. CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any term of the offer, the Company may, at its option, withdraw the offer and shall not be required to accept for payment or purchase or pay for any shares of common stock tendered, if before the expiration date of the offer, any event has occurred that has been determined by the Company, in the Company's reasonable judgment, and regardless of the circumstances giving rise to it (including any action or omission to act by the Company), making it inadvisable to proceed with the offer or with the acceptance for payment or payment, including but not limited to the following events:

               (a) There shall have been instituted or threatened any action or proceeding before any court or administrative agency which challenges the acquisition of shares pursuant to the offer or otherwise relates in any manner to the offer, or in the judgment of the Company could otherwise materially and adversely affect the Company; or

               (b) Any action shall have been taken, or any statute, rule, regulation or order shall have been proposed, enacted, enforced, or deemed to be applicable to the offer, by any governmental agency or other regulatory administrative authority, domestic or foreign, which, in the judgment of the Company would or might prohibit, restrict or delay consummation of the offer or materially impair the contemplated benefits of the offer to the Company; or

               (c) There shall have occurred any commencement of armed hostilities directly or indirectly involving the United States which has or is reasonably expected to have a material negative effect on the United States stock markets, or any national emergency, banking moratorium or suspension of payments by banks in the United States, or any general suspension of trading or limitation of prices for securities on any primary securities exchange or in the over-the-counter market in the United States, or any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies by an amount in excess of ten percent measured from the close of business on March 15, 1999; or

               (d) Any change shall occur or be threatened in the business, condition (financial or otherwise), operations, stock ownership, prospects of the Company or one of its subsidiary banks, which, in the judgment of the Company, is or may be material to the Company or its subsidiary, any of which in the reasonable judgment of the Company makes it inadvisable to proceed with the acceptance of tenders, purchase of shares, or payment.

          Any determination by the Company concerning any events described in this section and any related judgment or decision by the Company regarding the inadvisability of proceeding with the purchase of or the payment for any shares tendered shall be





          final and binding upon all parties. The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to those conditions or may be waived by the Company in whole or in part. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

                                     SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
          Schedule 13E-4 is true, complete and correct.

                                         NATIONAL BANKSHARES, INC.



               March 31, 1999            By: /s/ JAMES G. RAKES
                                             ----------------------------
                                             James G. Rakes
                                             Chairman, President and Chief
                                             Executive Officer